SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

EXTRAORDINARY GENERAL MEETING

BR
TQ-68801C
PETROBRAS

PETROBRAS

INDEX

Invitation	2
Call for Meeting	3
Information to Vote	5
Public Power of Attorney Request	6
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Partial split of BRK Investimentos Petroquímicos S.A. - BRK and the spun off portion of PETROBRAS.	7
Appendix I – Protocol and Justification for the Partial Spinoff of BRK
Investimentos Petroquímicos S.A., with transfer of portions of its equity to
Petrobras Química S.A. – PETROQUISA, Petróleo Brasileiro S.A. – Petrobras
and Odebrecht Serviços e aS.A. – OSP	8
Appendix II – Valuation report of BRK Investimentos Petroquímicos	69
II. Acquisition of Petrobras Química S.A. – PETROQUISA by PETROBRAS.	92
Appendix III – Protocol and Justification for the Acquisition of Petrobras Química	93
Appendix IV – Valuation report of Petrobras Química S.A. – PETROQUISA	114
Appendix V – (CVM Instruction No. 481- Annex 21)
Commercial Proposal of APSIS to Braskem S.A.
Commercial Proposal of APSIS to Petrobras	128

Invitation

Date: January 27, 2012

Time: 3PM

Address: auditorium of the Company’s head office
at Avenida República do Chile 65, 1st floor, in the city of (RJ)

Agenda items:

Extraodinary General Meeting

I.	Partial split of BRK Investimentos Petroquímicos S.A. - BRK and the spun off portion of Petrobras;
II.	Merger of Petrobras Química S.A. - Petroquisa into Petrobras

Call for Meeting

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the Company’s shareholders to attend to the Extraordinary General Meeting to be held on January 27, 2012 at 03:00 pm, in the auditorium of the Company’s headquarters, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

I. Partial split of BRK Investimentos Petroquímicos S.A. - BRK and the spun off portion of PETROBRAS to:

(1)	Confirm the contracting of APSIS Consultoria e Avaliações Ltda., by BRK, for the assessment of net assets relative to the spun off portions to be converted to PETROBRAS, according to net equity assessment report, using Base-Date of September 30, 2011, according to the provisions of paragraph 1 of article 227 c/c paragraph 3 of article 229 of Law 6.404, of December 15, 1976;
(2)	Approve the Assessment Report prepared by APSIS Consultoria e Avaliações Ltda. at book value for assessment of BRK’s net assets;
(3)	Approve the Protocol and Justification of split-off of BRK and spun off portion of PETROBRAS, pro rata to its ownership, executed on December 22, 2011;
(4)	Approve the partial split operation of BRK and the spun off portion of PETROBRAS, without increasing its share capital;

II.   Acquisition of Petrobras Química S.A. – PETROQUISA by PETROBRAS to.

(1)

 Confirm the contracting of APSIS Consultoria e Avaliações Ltda. by PETROBRAS for the development of accounting assessment report of PETROQUISA’s net equity to be transferred to PETROBRAS, using Base-Date of September 30, 2011, as provided for in paragraph 1 of article 227 of Law 6.404, of December 15, 1976;

(2)	Approve the Assessment Report prepared by APSIS Consultoria e Avaliações Ltda., at book value, for the assessment of PETROQUISA’s net equity;
(3)	Approve the Protocol and Justification of acquisition operation of PETROQUISA by PETROBRAS, with full transfer of PETROQUISA net equity to PETROBRAS, executed on December 22, 2011;
(4)	Approve the acquisition operation of PETROQUISA by PETROBRAS, with full transfer of PETROQUISA’s net equity to PETROBRAS, without increasing its share capital;

The operations have the purposes of reorganizing PETROBRAS’ investment portfolio of PETROBRAS in the petrochemical sector, in order to minimize costs, simplify ownership breakdown, promote the integration between activities in the sector and cause the investments governance in companies of the sector to be more objective, as previously stated by means of Material Facts disclosed on December 22, 2011.

The shareholder intending to be represented in the referred Meeting must comply with the provisions of article 126, paragraph 1, in Act no. 6.404 of December 15, 1976 and article 13 of Petrobras’ By-Laws, by submitting at the time, or preferably, submitting power of attorney with special powers at the room 2202-B (Shareholder Assistance) at the headquarters’ building until 03:00 pm of January 25, 2012.

In addition to that, the shareholders may also choose to vote the matters included in this Notice by means of the public request of a power of attorney, as provided for in CVM (Securities Exchange Commission) Instruction no. 481, of December 17, 2009.

The receiving of electronic power of attorneys shall be performed by platform Assembleias Online (Online Meetings) at the website www.assembleiasonline.com.br. For this purpose it is necessary that the shareholders register their data on this platform.

It is available for all the shareholders in room 2202-B (Shareholder Assistance) at the headquarters’ building, and in the electronic addresses of the Company (http://www.petrobras.com.br/ri) and CVM (Securities Exchange Commission) (http://www.cvm.gov.br), all documentation relative to the matters to be discussed in this Extraordinary General Meeting, according to the provisions of Act 6.404, of December 15, 1976 and CVM Instruction no. 481 of December 17, 2009.

Rio de Janeiro, December 22, 2011.

Guido Mantega
Chairman of the Board of Directors

Information to Vote

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between January 09 to 25, 2012. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

Public Power of Attorney Request

Rio de Janeiro, December 22 , 2011, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on January 27, 2012, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between January 09 to 25, 2012. Please refer to the Manual on how to vote through the Assembleias Online system available in this handbook or on the Investor Relations website via Financial Results and Disclosures/Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

SPECIAL MEETING OF STOCKHOLDERS

STATEMENT TO STOCKHOLDERS

ITEM I

PARTIAL SPLIT OF BRK INVESTIMENTOS PETROQUÍMICOS S.A. - BRK AND THE SPUN OFF PORTION OF PETROBRAS

Dear Stockholders,

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS (“Company”), regarding the partial spin-off of BRK Investimentos Petroquímicos S.A. (“BRK”) with transfer of the spin-off portion to PETROBRAS item “I” in the Agenda of the Special Meeting of Stockholders, which will be held on January 27th, 2012, hereby presents the following information to the Stockholders:

The partial spin-off of BRK, a corporation which, besides the Company, has PETROBRAS Química S.A. (“PETROQUISA”) and Odebrecht Serviços e Participações S.A. as stockholders and detains direct control of Braskem S.A., is designed to simplify the current corporate structure, reorganize the portfolio of petrochemical interests of the Company and PETROQUISA, reduce costs and further the reallocation of investment resources and create value for both corporations.

PETROBRAS will absorb the spin-off portions of BRK’s assets, in the proportion of its respective interest in the referred to company, as is PETROQUISA. This transaction will not involve an increase of capital of PETROBRAS or PETROQUISA, and it will not affect their results or investors.

Therefore, the Board of Directors submits for the thorough examination and resolution of this Special Meeting of Stockholders, with assent from the Audit Committee, the proposal of (i) partial spin-off of BRK with transfer of the spin-off portion into PETROBRAS in the manner provided in the Protocols and Justifications of the intended transactions, duly signed by the Company and of the other measures contained in the Agenda provided in the Notice of Meeting present in the Appraisal Reports for BRK (Attachments I) and and Appraisal Reports for BRK (Attachments II) while Attachment V presents the information requested by CVM Instruction 481 (Attachment 21).

José Sergio Gabrielli de Azevedo
Petrobras CEO

APPENDIX I –

Protocol and Justification for the Partial Spinoff of BRK Investimentos Petroquímicos S.A

PROTOCOL AND JUSTIFICATION FOR THE PARTIAL SPINOFF OF BRK INVESTIMENTOS PETROQUÍMICOS S.A., WITH TRANSFER OF PORTIONS OF ITS EQUITY TO PETROBRAS QUÍMICA S.A. – PETROQUISA, PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. – OSP

which herein enter into an agreement as follows:

BRK INVESTIMENTOS PETROQUÍMICOS S.A., a joint stock company, with head office at: Avenida Rebouças, nº 3970, 32º andar-parte, Pinheiros, CEP 05402-600, São Paulo, State of São Paulo, Brazil, General Taxpayers' Registry ("CNPJ") No. 11.395.617/0001-70, herein represented by its by-laws (“BRK” or “COMPANY”);

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A., a joint stock company, with head office at: Avenida Rebouças, nº 3970, 32º andar-parte, Pinheiros, CEP 05402-600, São Paulo, State of São Paulo, Brazil, General Taxpayers' Registry ("CNPJ") No. 10.904.193/0001-69, herein represented by its by-laws (“OSP”);

PETROBRAS QUÍMICA S.A. - PETROQUISA, a joint stock company, with head office at: Avenida República do Chile nº 65, Centro, Rio de Janeiro, State of Rio de Janeiro, Brazil, General Taxpayers' Registry ("CNPJ") No. 33.795.055/0001-94, herein represented by its by-laws (“PETROQUISA”); and

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a joint stock company, with head office at: Avenida República do Chile nº 65, Centro, Rio de Janeiro, State of Rio de Janeiro, Brazil, General Taxpayers' Registry ("CNPJ") No. 33.000.167/0001-01, herein represented by its by-laws (“PETROBRAS”, together with PETROQUISA, simply named, as follows: “SISTEMA PETROBRAS”);

COMPANHIA, OSP and SISTEMA PETROBRAS referred jointly as “PARTIES”, by their board of directors, aiming at the partial spinning off of the existing COMPANY, governed by the Law No. 6.404 - sections 224, 224, 225, 227 and 229 -, 15th December 1976 (“LSA”), and by Order CVM No. 319/99 (“ICVM 319”)

Whereas:

(i) PETROBRAS holds 65.425.867 (sixty million, four hundred and twenty thousand, eight hundred and sixty seven) common shares, representing 24.30% of the voting and total capital of the COMPANY;

(ii) PETROQUISA holds 59.014.503 (fifty nine million, fourteen thousand, five hundred and three) common shares, representing 21.91% of the voting and total capital of the COMPANY;

(iii) OSP holds 144.862.517 (one hundred and forty four million, eight hundred and sixty two thousand, five hundred and seventeen) common shares, representing 53.79% of the voting and total capital of the COMPANY;

(iv) The COMPANY holds 420,.761.481 (four hundred and twenty million, seven hundred and sixty one thousand, four hundred and eighty one) common shares issued by BRASKEM S.A., a joint stock company, with head office at: Rua Eteno nº 1.561, Complexo Básico, Pólo Petroquímico, Município de Camaçari, State of Bahia, Brazil, General Taxpayers' Registry ("CNPJ") No. 42.150.391/0001-70 (“BRASKEM”), representing 93.16% of its voting capital and 52.49% of its total capital;

(v) The COMPANY is interested in a partial spinoff - in order to segregate its assets selectively, ad referendum of all its shareholders, following the provisions set forth in section 229, paragraph 5, in fine, of LSA, attributing and transferring (i) to PETROBRAS shareholder, the COMPANY's portion of the equity corresponding to 22.63% of the latter's holding in voting capital and 12.75% on the total capital of BRASKEM, equivalent to PETROBRAS holding in the COMPANY, represented by 102.222.019 (one hundred and two million, two hundred and twenty thousand, and nineteen) common shares issued by BRASKEM, as well as current assets represented by bank deposits and financial assets, taxes and federal contributions to be reimbursed and other receivables, as detailed in the technical report, as follows Laudo de Avaliação Contábil da Parcela Cindida (Technical Report on Accounting Assessment of the Split Portion) to be transferred to PETROBRAS, herein attached and the Reasons for the Spinoff, as Annex I; (ii) for PETROQUISA shareholder, the COMPANY's portion of equity corresponding to 20.42% of the latter's holding in voting capital and 11.50% on the total capital of BRASKEM, equivalent to PETROQUISA holding in the COMPANY, represented by 92.204.840 (ninety two million, two hundred and four thousand, eight hundred and forty) common shares issued by BRASKEM, as well as current assets represented by bank deposits and financial assets, taxes and federal contributions to be reimbursed, and other receivables, as detailed in the technical report, as follows: Technical Report on Accounting Assessment of the Split Portion to be transferred to PETROQUISA, herein attached and the Justification for the Spinoff, as Annex II (“SISTEMA PETROBRAS Assets”), and (iii) to OSP shareholder, the portion of equity corresponding to the COMPANY's holding, consisting of current assets represented by bank deposits and financial assets, taxes and federal contributions to be reimbursed and other receivables, as detailed in the technical report, as follows: Technical Report on Accounting Assessment of the Split Portion to be transferred OSP, herein attached and the Justification for the Spinoff, as Annex III (“OSP Assets”).

(vi) Considering the item 'v' above, OSP shall be the sole shareholder of the COMPANY, which shall have a holding of 50.1% on the voting capital and 28.24% on the total capital of BRASKEM, represented by 226,.334.622 (two hundred, twenty six million, three hundred and thirty four thousand, six hundred and twenty two) common shares issued by BRASKEM;

(vii) on the other part, PETROBRAS and PETROQUISA are interested in the incorporation of the split portions of the COMPANY's equity, according to their proportion, - in order to segregate its assets selectively, as stated in the item above, to organize its oil equity portfolio, making its current corporate structure simple, optimizing costs and producing value for SISTEMA PETROBRAS;

(viii) OSP is interested in the incorporation of the split portion of the COMPANY's equity, corresponding to OSP Assets in order to move on to an equity restructuring for the assets of the COMPANY, to be the remaining investment in BRASKEM only;

(ix) The Partial spinoff of the COMPANY shall not imply a solution for its business to continue;

(x) the operation shall not involve a share capital rise in PETROBRAS or PETROQUISA, shall not impact on their result and shall not impact on the investors, as it only makes those companies indirect holding in BRASKEM into a direct one;

(xi) the operation shall not involve a share capital rise in OSP as well, as spinning off the assets represented by SISTEMA PETROBRAS Assets, PETROBRAS and PETROQUISA shall have all their shares at the COMPANY canceled, so that the incorporation of equity represented by OSP Assets shall involve OSP and the COMPANY exclusively, the COMPANY being a full subsidiary of OSP; and

(xii) the assessment technical reports, on accounting criteria, of the equities to be transferred from the COMPANY to PETROBRAS, PETROQUISA and OSP, executed and handed over by the expert company herein below, agree on the laws and regulations applying and on the spinoff operation, which is the object of this Protocol and Justification for the Spinoff;

hereby, and in the best form of right, proposes the partial spinoff of the COMPANY and herein presents BRK INVESTIMENTOS PETROQUÍMICOS S.A's Technical Report on Accounting to the PARTIES according to its split portions transferred to PETROBRAS, PETROQUISA, and OSP, on the proportion of its holding in the COMPANY, in accordance with item “v” above (“Protocol and Justification”) -following the provisions set forth in sections 224, 225, 227, and 229, §3º, 233, single §, of LSA, as well as ICVM 319 - , aiming at consigning the justification for the proposal regarding the partial spinoff of the COMPANHIA, followed by the transfer of portions of net assets split to PETROBRAS, to PETROQUISA, and to OSP, as well as setting the terms and conditions governing the operation herein. Such conditions shall be subjected to the decision of shareholders of the companies involved, in accordance with the provisions of the law ("Partial Spinoff").

1.	SPINOFF'S JUSTIFICATION AND GOALS

1.1. The operation under the scope of the Protocol and Justification herein regards the Partial Spinoff of the COMPANY in order to segregate its equity: (i) SISTEMA PETROBRAS Assets (“Sistema Petrobras Split Portions”), transferring the accountable net assets - regarding the Sistema Petrobras Split Portions - to PETROBRAS and PETROQUISA; and (ii) OSP Assets (“OSP Split Portion"), transferring the accountable net assets - regarding the OSP Split Portion - to OSP.

1.2. A Partial Spinoff is being undertaken to make the PARTIES current company structure simple, replacing PETROBRAS and PETROQUISA investment in BRK by a direct investment in BRASKEM, in order to reduce administrative and management costs, as well as to make BRL assets structure simple, following the exit of PETROBRAS and PETROQUISA, so that the COMPANY sole investment is in BRASKEM.

1.3 The justification for BRK Partial Spinoff is the will to reorganize SISTEMA PETROBRAS petrochemical portfolio, via company restructuring operations, with which it gets optimized costs and favors reallocation of the investment resources in line with the Strategic plan of SISTEMA PETROBRAS.

1.4. Sistema Petrobras Split Portions and OSP Split Portions are set in assessment technical reports, accounting value, of the COMPANY net assets, to be transferred according to the equity balance sheet addressed especially for the purposes of Partial Spinoff.

1.5. Following the provisions set forth in section 233, single §, of LSA, Partial Spinoff of the COMPANY shall be executed without solidarity between the parties as follows: (i) on one side, the COMPANY and/or OSP, and PETROQUISA and/or PETROBRAS on the other, and (ii) between PETROQUISA and PETROBRAS, so that PETROQUISA and PETROBRAS, solely or together, shall not be responsible for the obligations undertaken by BRK and/or OSP, including the Split Portions, as no BRK bond - assumed directly or as guarantor - shall be transferred to PETROBRAS and/or PETROQUISA.

1.6. The assessment of net assets regarding Sistema Petrobras split portions and OSP split portions was executed based on the accounting value, in order for the expert company, referred to in 2.2 herein bellow, to execute the accounting entry of the COMPANY, on the base-date foreseen in item 2.1 of Protocol and Justification herein, also based on the criteria regarding financial statements foreseen in LSA.

1.7. The PARTIES board shall comply with all necessary requirements for the implementation of the Partial Spinoff and of the Transfer of Sistema Petrobras Split Portions and OSP Split Portion. The COMPANY shall be held accountable for all the costs arising out of the above-mentioned implementation.

1.	ASSESSMENT CRITERIA AND BASE-DATE FOR THE PARTIAL SPINOFF

2.1. For the purposes of equity assessment, the Partial Spinoff base-date for reference shall be the 30th September 2011 (“Base-date”).

In compliance with the legal demands - namely the provisions set forth in sections 8º, 227 e 229 of LSA, - Partial Spinoff shall be made by assessing Sistema Petrobras Split Portions and OSP Split Portion, according to the accounting net equity value criteria, which shall be based on the COMPANY addressed especially for the Base-Date. The Board of Directors hired the technical experts company, as follows: Apsis Consultoria e Avaliações Ltda. - head office at Rua da Assembleia, nº 35 – 12º andar, Rio de Janeiro, State of RJ, Brazil, General Taxpayers' Registry ("CNPJ") No. 08.681.365/0001-30, at CRC/RJ-005112/O-9 (“Apsis”), - as the one responsible for the execution of Sistema Petrobras Split Portions and OSP Split Portion assessment technical Reports (“Assessment Technical Reports”).

2.2. Apsis was appointed by the PARTIES boards of directors to execute the Assessment Technical Reports, according to the rules and criteria applying to the financial statements of the companies, foreseen in LSA, as long as its choice is ratified by the PARTIES shareholders, following the provisions set forth in section 227, §1°, of LSA.

2.3. The Assessment Technical Reports, which shall be subjected to the approval of the PARTIES General Meetings and shall support the Partial Spinoff, shall be considered an integrating part of the Protocol and Justification herein, as Annexs I, II and III, describing in detail each assets' items of the net assets split to be incorporated by PETROBRAS, PETROQUISA and OSP, following the statements on Whereas ‘v’

Protocol and Justification herein.

2.	DEALING WITH EQUITY VARIATIONS UNTIL THE PARTIAL SPINOFF DATE

3.1. Equity variations over SISTEMA PETROBRAS Assets and over OSP Assets between Base-Date and the effective Partial Spinoff shall remain registered on BRK books, shall be absorbed by SISTEMA PETROBRAS and OSP, and transferred to SISTEMA PETROBRAS and OSP books, according to their respective value, on the proportion of their holding, on the effective date for the Partial Spinoff, not changing the amounts adopted - for the execution of the operation regarding the Partial Spinoff -on Protocol and Justification herein.

3.2 In case of dividends' statement and/or distribution and/or interest over equity by BRASKEM to BRK, after the Base-Date and until the effective date for Partial Spinoff, as soon as BRK gets such rights and/or resources it shall be immediately sent to PETROBRAS, PETROQUISA, and OSP, at the proportion of their shareholding before the Partial Spinoff.

4.	SPLIT PORTIONS AND REMAINING EQUITY TOTALS

4.1. According to the accounting assessment regarding Sistema Petrobras Split Portions - following the provisions set forth in Statement 3.1. above - the value of the specific assets to be transferred is, as follows (i) R$ 1.271.428.480,78 (one billion, two hundred and sixty million, four hundred and twenty eight thousand, four hundred and eighty Brazilian Real and seventy eight cents) to PETROBRAS, minus share capital of the COMPANY on the above-mentioned amount and the consequent cancellation of 65.425.867 (sixty five million, four hundred and twenty five thousand, eight hundred and sixty seven) common shares held by PETROBRAS in the COMPANHIA, and (ii) R$ 1.146.835.698,69 (one billion, one hundred and forty six million, eight hundred and thirty five thousand, six hundred and ninety right Brazilian Real and sixty nine cents) to PETROQUISA, with a decrease of the share capital of the COMPANY of R$ 1.108.379.873,48 (one billion, ne hundred and eight million, three hundred and seventy nine thousand, eight hundred and sixty three Brazilian Real and forty eight cents) and the consequent cancellation of 59.014.503 (fifty nine million, fourteen thousand, five hundred and three) common shares held by PETROQUISA in the COMPANY. The difference of R$ 38.455.825,21 (thirty eight million, four hundred and fifty five thousand, eight hundred and twenty five Brazilian Real and twenty one cents) shall be taken from the adjustment account for equity assessment (Assigned Cost – Braskem), as mentioned on the table of item 4.3 herein below, and OSP will be the exclusive holder of the COMPANY common shares.

4.2. According to the accounting assessment of OSP Split Portion, the amount of the equity to be transferred is R$ 108.855,39 (one hundred and eight thousand, eight hundred and fifty five Brazilian Real and thirty nine cents) to OSP. The COMPANY share capital shall also be reduced on the above-mentioned amount, following the cancellation of 5.602 (five thousand, six hundred and two) common shares.

4.3. As a consequence, the net equity of the COMPANY shall decrease from R$ 5.233.394.316,17 (five billion, two hundred and thirty and three million, three hundred and ninety four thousand, three hundred and sixteen Brazilian Real and thirty one cents), already including the COMPANY share capital reductions. The COMPANY remainder capital shall be, as follows:

5.3. Following Partial Spinoff and transfer of Sistema Petrobras Split Portions to

SISTEMA PETROBRAS, the COMPANY shall exist for all the legal purposes and its legal personality shall remain in full and there shall be no place for succession regarding the remainder net equity.

5.4. PETROBRAS and PETROQUISA by-laws shall not be changed, following the transfer of Sistema Petrobras Split Portions.

5.5. Following the implementation of the herein described operations, OSP shall hold 100% of the COMPANY share capital, represented by 144.856.915 (one hundred and forty four million, eight hundred and fifty and six thousand nine hundred and fifteen) common shares issued by it, and the COMPANY shall hold 50.11% of the voting capital and 28.24% of the total share capital of BRASKEM, represented by 226.334.622 (two hundred and twenty six million, three hundred and thirty four thousand six hundred and twenty two) shares issued by BRASKEM.

6.	TRANSFER OF OSP SPLIT PORTION TO OSP

6.1. Whereas the Partial Spinoff regarding the transfer of OSP Split Portion to OSP, according to the provisions set forth in provision 4.2, OSP shall incorporate its OSP Split Portion.

6.2. Whereas the provisions set forth in Provision 4.1 above, whereas following the transfer of Sistema Petrobras Split Portions all PETROBRAS and PETROQUISA shall be cancelled on the COMPANY share capital. The latter shall be 100% held by OSP. OSP Split Portion shall not imply any changes on OSP share capital as a portion of its investment shall be replaced by OSP Assets - described in Net Assets Assessment Technical Report - to be incorporated in OSP (Annex III).

6.3. OSP by-laws shall not be changed, following the transfer of OSP Split Portion.

7.	FINAL PROVISIONS

7.1. The Partial Spinoff implementation shall be subjected to the PARTIES General Meeting voting, in which the following shall be approved, as the case may be: (i) the Protocol and Justification herein, the Assessment Technical Reports; (ii) Apsis note on the assessment of equity portions to be transferred; (iii) COMPANY's Partial Spinoff; (iv) PETROBRAS and PETROQUISA incorporation of Sistema Petrobras Split Portions; and (v) incorporation of OSP Split Portion.

7.2. The Partial Spinoff operation transferring Sistema Petrobras Split Portions and OSP Split Portion to SISTEMA PETROBRAS and OSP, respectively, following the proposition of the Protocol and Justification, herein shall be acknowledged and voted by the PARTIES competent bodies, in accordance with the deadlines and further provisions of the law.

7.3. The Partial Spinoff and the transfer of Sistema Petrobras Split Portions shall not imply that SISTEMA PETROBRAS shall undertake BRK rights and duties, following the provisions of item 1.5, and BRK shall be the holder and the one responsible for the obligations undertaken directly or as a guarantor.

7.4. Following documents filing, approving the Partial Spinoff at the competent Commercial Registries, BRK Board shall be in charge of all the required annotations and records referring to the Partial Spinoff.

7.5. The Protocol and Justification herein shall be changed in writing and following the approval of all the PARTIES.

7.6. All disputes which may arise from the Protocol and Justification herein shall fall under the jurisdiction of São Paulo/SP.

IN WITNESS WHEREOF, The Parties have signed this Protocol and Justification within four (4) counterparts of equal form and content for the same purpose, together with two (2) undersigned witnesses.

São Paulo, December 22, 2011.

BRK INVESTIMENTOS PETROQUÍMICOS S.A.

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

PETROBRAS QUÍMICA S.A. - PETROQUISA

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Witnesses:

Name: ID:	Name: ID:

Annex I

Technical Report on the Accounting Assessment of the Split Portion to
PETROBRAS

REPORT:	RJ-0544/11 -02

BASE DATE:	September 30, 2011.

APPLICANT:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS, sociedade por ações, com sede na Avenida República do Chile, nº 65, Centro, na Cidade e Estado do Rio de Janeiro, inscrita no CNPJ/MF sob o nº 33.000.167/0001 -01, doravante denominada PETROBRAS.

OBJECT:

Book net equity to be split off of BRK INVESTIMENTOS PETROQUÍMICOS S.A., joint stock company, with its head Office located at Avenida Rebouças, nº 3.970, 32th floor, parte, Pinheiros, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers CNPJ/MF under no. 11.395.617/0001 -70, hereinafter referred to as BRK.

PURPOSE:

To assess the book net equity value to be split off of BRK, represented by the equity portion of BRK, corresponding to its current assets and its ownership interest in BRASKEM S.A., joint stock company, with its head Office located at Rua Eteno, nº 1.561, Complexo Básico, Pólo Petroquímico, in the City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under No. 42.150.391/0001 -70, hereinafter referred to as BRASKEM, both equivalent to the interest of PETROBRAS in BRK, to be merged with and into PETROBRAS pursuant to articles No. 226 and 229 of Law No. 6,404, of 12/15/1976 (Corporate Law).

Laudo RJ-0544/11 -02       1

TABLE OF CONTENTS

1.	INTRODCTION	3
2.	PRINCIPLES AND QUALIFICATIONS	ERRO! INDICADOR NÃO DEFINIDO.
3.	LIMITATIONS OF LIABILITY	5
4.	APPRAISAL METHODOLOGY	6
5.	NET EQUITY APPRAISAL	7
6.	CONCLUSION	8
7.	LIST OF ANNEXES	9

 Laudo RJ-0544/11 -02      2

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, no 35, 12th floor, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under No. 08.681.365/0001 -30, No. CRC/RJ -005112/0 -9, was appointed to assess the book net equity value of PETROQUISA for the purpose of its merger with and into PETROBRAS, pursuant to articles 226 and 229 of Law No. 6,404 of 12/15/1976 (Corporate Law).

For preparing this report, we have used data and information provided by third parties, in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information which include, among others, the following:

• Balance Sheet of BRK and its investees as of September 30, 2011.

APSIS has recently performed appraisals for publicly -held companies, for various purposes, of the following companies:

  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A
  BANCO PACTUAL S/A
  CIMENTO MAUÁ S/A
  ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.
  GEODEX COMMUNICATIONS DO BRASIL S/A
  GERDAU S/A
  HOTÉIS OTHON S/A
  IBEST S/A
  L.R. CIA.BRAS.PRODS.HIGIENE E TOUCADOR S/A
  LIGHT SERVIÇOS DE ELETRICIDADE S/A
  LOJAS AMERICANAS S/A
  REPSOL YPF BRASIL S/A
  TAM TRANSPORTES AÉREOS MERIDIONAL S/A
  WAL PETROLEO S/A

The APSIS team in charge of preparing this report comprises the following professionals:

  AMILCAR DE CASTRO
  Director
  Bachelor of Laws
  ANA CRISTINA FRANÇA DE SOUZA
  Managing Partner
  Civil Engineer
  Post-graduated in Accounting Sciences (CREA/RJ 91.1.03043-4)
  ANTÔNIO LUIZ FEIJÓ NICOLAU
  Project Manager
  ANTÔNIO REIS SILVA FILHO
  Director
  Civil Engineer
  Master of Business Management (CREA/SP 107.169)
  BETINA DENGLER
  Project Manager
  CARLOS MAGNO SANCHES
  Project Manager
  CLAUDIO MARÇAL DE FREITAS
  Accountant (CRC/RJ 55029/O-1)
  ERIVALDO ALVES DOS SANTOS FILHO
  Accountant (CRC/RJ 100990/O-1)
  FELLIPE F. ROSMAN
  Project Manager
  GABRIEL ROCHA VENTURIM
  Project Manager
  LUIZ PAULO CESAR SILVEIRA
  Director
  Mechanical Engineer
  Master of Business Management (CREA/RJ 89.1.00165-1)
  MARGARETH GUIZAN DA SILVA OLIVEIRA
  Director
  Civil Engineer (CREA/RJ 91.1.03035-3)
  RICARDO DUARTE CARNEIRO MONTEIRO
  Managing Partner
  Civil Engineer
  Post-Graduated in Economic Engineering (CREA/RJ 30137-D)
  RENATA POZZATO CARNEIRO MONTEIRO
  Project Manager
  SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

Laudo RJ-0544/11 -02      3

2. PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below:

  The consultants do not have any direct or indirect interest in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interest.
  To the best of the consultants' knowledge and belief, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
  The report presents all the limiting conditions imposed by the adopted methodologies, which affect the analyses, opinions and conclusions contained therein.
  APSIS professional fees are not in any way whatsoever subject to the conclusions of this report.
  APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, and for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

  In this report, it is assumed that the information received from third parties is correct, and the sources thereof are contained in said report.
  The report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
  This Report complies with the specifications and criteria prescribed by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies and regulations, where applicable, such as: the Ministry of Treasury, the Central Bank of Brazil, Bank of Brazil, CVM (Brazilian Securities and Exchange Commission), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), etc.
  The managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

Laudo RJ-0544/11 -02      4

3. LIMITATIONS OF LIABILITY

  To prepare this report, APSIS used historic data and information, audited by third parties or unaudited, and unaudited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed as true the data and information obtained for this report and does not have any responsibility in connection with its truthfulness.
  The scope of this work did not include an audit of the financial statements or a revision of the work performed by the company's auditors.
  Our work was developed for use by the applicant, its partners, and other companies in connection with the previously described objectives.
  We do not take responsibility for occasional losses to the applicant, subsidiaries, partners, directors, or to other parties as a result of the use of data and information provided by the company and contained herein.

Laudo RJ-0544/11 -02      5

  4. APPRAISAL METHODOLOGY

  Analysis of the previously mentioned supporting documents designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative, statutory and contractual provisions which govern the matter, within the scope of "Generally Accepted Accounting Principles and Conventions" .

  We examined the balance sheet of BRK and its investees, as well as all other documents required for the preparation of this report, which was prepared on the basis of BRK and its investee’s balance sheet for the period ended September 30, 2011 (Annex 1).

  It was ascertained that the assets and liabilities of BRK and its investees have been duly accounted for.

  Laudo RJ-0544/11-02      6

  5. NET EQUITY APPRAISAL

  We examined the account books of BRK and its investees, as well as all other documents required for the preparation of this report.

  The experts have ascertained that the book net equity value to be split up of BRK to be merged into PETROBRAS , corresponding to current assets and portion of its ownership interest in BRASKEM, equivalent to a 24.295% (twenty four point two hundred ninety five percent) stockholding of PETROBRAS in BRK, is BRL 1,271,428,480.78 (one billion, two hundred and seventy one million, four hundred twenty eight thousand four hundred and eighty reais and seventy eight cents), as of September 30, 2011, as shown in the following table:

  Laudo RJ-0544/11 -02      7

  6. CONCLUSION

  In the light of the audit performed of the previously mentioned documents and on the basis of APSIS' analyses, the experts have concluded that the split up book net equity value of BRK, to be merged into PETROBRAS, corresponding to current assets and portion of its ownership interest in BRASKEM, both , equivalent to a 24.295% (twenty four point two hundred ninety five percent) stockholding of PETROBRAS in BRK, is BRL 1,271,428,480.78 (one billion, two hundred and seventy one million, four hundred twenty eight thousand four hundred and eighty reais and seventy eight cents), as of September 30, 2011. Taking into account that the split up asset by BRK is represented by the equivalent amount of the interest ownership of PETROBRAS in BRK, the net equity value to be merged by PETROBRAS shall not result in any alteration of PETROBRAS’s stock capital.

  Having concluded Report RJ-0544/11 -02, which consists of 09 (nine) pages typed on one side and 02 (two) annexes, APSIS Consultoria Empresarial Ltda., CRC/RJ -005112/0 -9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

  Rio de Janeiro, November 03, 2011.

AMILCAR DE CASTRO Director	ERIVALDO ALVES DOS SANTOS FILHO Accountant (CRC/RJ 100990/O -1)

   Report RJ-0544/11-02      8

  7. LIST OF ANNEXES

  1. SUPPORTING DOCUMENTS

  2. GLOSSARY AND APSIS GLOSSARY

SÃO PAULO - SP Av. Angélica, 2503 Conj. 42 Consolação, CEP: 01227-200 Tel.: + 55 11 3666.8448 Fax: + 55 11 3662.5722	RIO DE JANEIRO – RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP: 20011-001 Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

  Report RJ-0544/11 -02      9

Company: BR00 BRK INVEST. PETROQUÍMICOS
Fiscal Period: SEPTEMBER/2011

Account	Description	Opening Balance	Debit	Credit	Ending Balance	Month movement
1	CURRENT	5684330859.36	43797072.58	-494733615.77	5233394316.17	(450.936.543,19)
11	ASSETS	200781.85	7539.48	-5956.56	202364.77	1.582,92
1101	CASH AND CASH EQUIVALENTS	131099.87	7055.17	-5956.56	132198.48	1.098,61
110103	MOVEMENT IN BANKS ACCOUNT	14200.82	0,00	0,00	14200.82	-
11010301	BRADESCO	14200.82	0,00	0,00	14200.82	-
1101031770	BRAD 2372 / 70092-4	14200.82	0,00	0,00	14200.82	-
110105	CASH EQUIVALENT	116899.05	7055.17	-5956.56	117997.66	1.098,61
11010501	FINANCIAL INVESTMENTS LOANS AND RECEIVABLES	116899.05	7055.17	-5956.56	117997.66	1.098,61
1101050101	FINANCIAL INVESTMENTS LOANS AND RECEIVABLES - IN BRAZIL	116899.05	7055.17	-5956.56	117997.66	1.098,61
1105	RECOVERABLE/ OFFSET TAX	69131.98	484.31	0,00	69616.29	484,31
110501	TAXES, FEES AND FEDERAL LEVIES	69131.98	484.31	0,00	69616.29	484,31
11050101	LEGAL PERSON INCOME TAX	60615.78	484.31	0,00	61100.09	484,31
1105010101	ADVANCE LEGAL PERSON INCOME TAX TURNOVER FOR THE YEAR	5255.23	0,00	0,00	5255.23	-
1105010102	ADVANCE LEGAL PERSON INCOME TAX TURNOVER FOR PREVIOUS YEARS	55360.55	484.31	0,00	55844.86	484,31
11050102	WITHHOLDING TAX WITHOUT FINANCIAL INVESTMENTS	5356.58	0,00	0,00	5356.58	-
1105010201	WITHHOLDING TAX WITHOUT FINANCIAL INVESTMENTS	5356.58	0,00	0,00	5356.58	-
11050104	SOCIAL CONTRIBUTION	3159.62	0,00	0,00	3159.62	-
1105010402	ADVANCE SOCIAL CONTRIBUTION ON NET PROFIT (CSLL) TURNOVER FOR THE YEAR	3159.62	0,00	0,00	3159.62	-
1110	OTHER RECEIVABLES	550,00	0,00	0,00	550,00	-
111001	SUNDRY DEBTORS	550,00	0,00	0,00	550,00	-
11100101	SUNDRY DEBTORS	550,00	0,00	0,00	550,00	-
1110010199	UNCLASSIFIED VALUES	550,00	0,00	0,00	550,00	-
14	NON CURRENT	5684130077.51	43789533.1	-494727659.21	5233191951.4	(450.938.126,11)
1421	INVESTMENTS	5684130077.51	43789533.1	-494727659.21	5233191951.4	(450.938.126,11)
142101	PARTICIPATION IN AFFILIANTES AND SUBSIDIARIES	5684130077.51	43789533.1	-494727659.21	5233191951.4	(450.938.126,11)
14210101	PARTICIPATION IN AFFILIANTES AND SUBSIDIARIES	5684130077.51	43789533.1	-494727659.21	5233191951.4	(450.938.126,11)
1301010101	PARTICIPATION IN SUBSIDIARIES	5684130077.51	43789533.1	-494727659.21	5233191951.4	(450.938.126,11)
2	LIABILITIES	-5389999503.19	2693660803.21	-2712244815.11	-5408583515.09	(18.584.011,90)
25	NET EQUITY	-5389999503.19	2693660803.21	-2712244815.11	-5408583515.09	(18.584.011,90)
2501	PAID-UP SHARE CAPITAL	-2431758039.5	0,00	-2673482338.32	-5105240377.82	(2.673.482.338,32)
250101	PAID IN CAPITAL	-2431758039.5	0,00	-2673482338.32	-5105240377.82	(2.673.482.338,32)
25010101	SUBSCRIBED CAPITAL	-2431758039.5	0,00	-2673482338.32	-5105240377.82	(2.673.482.338,32)
2501010101	SUBSCRIBED CAPITAL - COMMON SHARES	-2431758039.5	0,00	-2673482338.32	-5105240377.82	(2.673.482.338,32)
2502	CAPITAL RESERVE	-2673482338.32	2673482338.32	0,00	-	2.673.482.338,32
250202	SHARE PREMIUM	-2673482338.32	2673482338.32	0,00	-	2.673.482.338,32
25020201	SHARE PREMIUM	-2673482338.32	2673482338.32	0,00	-	2.673.482.338,32
2502020102	SHARE SUBSCRIPTION PREMIUM	-2673482338.32	2673482338.32	0,00	-	2.673.482.338,32
2504	PROFITS RESERVE	-215405083.14	0,00	0,00	-215405083.14	-
250401	LEGAL RESERVE	-28300169.19	0,00	0,00	-28300169.19	-
25040101	LEGAL RESERVE	-28300169.19	0,00	0,00	-28300169.19	-
2504010101	LEGAL RESERVE	-28300169.19	0,00	0,00	-28300169.19	-
250403	UNREALIZED PROFITS RESERVE	-187104913.95	0,00	0,00	-187104913.95	-
25040301	UNREALIZED PROFITS RESERVE	-187104913.95	0,00	0,00	-187104913.95	-
2504030101	UNREALIZED PROFITS RESERVE	-187104913.95	0,00	0,00	-187104913.95	-
2506	ACCUMULATED PROFIT AND LOSSES	-278930.98	0,00	0,00	-278930.98	38.455.825,21
250601	ACCUMULATED INCOME	-278930.98	0,00	0,00	-278930.98	38.455.825,21
25060101	ACCUMULATED INCOME	-278930.98	0,00	0,00	-278930.98	38.455.825,21
2506010101	ACCUMULATED INCOME	16808024.1	0,00	0,00	16808024.1	-
2506010105	ADJUSTMENTS FROM THE EFFECTS OF ADOPTION OF CPC/IFRS 2009	-17086955.08	0,00	0,00	-17086955.08	38.455.825,21
2509	OTHER COMPREHENSIVE INCOME	-69075111.25	20178464.89	-38762476.79	-87659123.15	(57.038.837,11)
250901	MARKET VALUE	-35609712.46	2397080.69	0,00	-33212631.77	2.397.080,69
25090101	FINANCIAL INSTRUMENTS	-35609712.46	2397080.69	0,00	-33212631.77	2.397.080,69
2509010104	HEDGING TRANSACTIONS IN SUBSIDIARIES	-35609712.46	2397080.69	0,00	-33212631.77	2.397.080,69
250902	CUMULATIVE TRANSLATION ADJUSTMENT - CTA 02	43957935.56	0,00	-37454656.3	6503279.26	(37.454.656,30)
25090201	CUMULATIVE TRANSLATION ADJUSTMENT - CTA 02	43957935.56	0,00	-37454656.3	6503279.26	(37.454.656,30)

Report RJ-0610/11-01 11

3	INCOME	-294331356.17	475376341.68	-5855786.59	175189198.92	469,520,555.09
34	OPERATIONAL EXPENSES AND OTHER INCOME	246288.8	572227.28	-248963.52	569552.56	323,263.75
3401	OPERATIONAL EXPENSES	569302.56	0,00	0,00	569302.56	-
340103	AUDIT. CONSULTING AND ADVISORY	184798.73	0,00	0,00	184798.73	-
34010301	AUDIT	184798.73	0,00	0,00	184798.73	-
4301010101	AUDIT	184798.73	0,00	0,00	184798.73	-
340109	OTHER EXPENSES AND COSTS	384503.83	0,00	0,00	384503.83	-
34010904	EXTERNAL PRODUCTION AND MEDIA PLACEMENT	384503.83	0,00	0,00	384503.83	-
4401010403	NOTICES	384503.83	0,00	0,00	384503.83	-
3403	TAX EXPENSES	250,00	0,00	0,00	250,00	-
340302	OTHER TAX EXPENSES	250,00	0,00	0,00	250,00	-
34030202	TAX ASSESSMENT NOTICES	250,00	0,00	0,00	250,00	-
4402010601	TAX ASSESSMENT NOTICES	250,00	0,00	0,00	250,00	-
3406	ASSETS INCOME	-323263.76	572227.28	-248963.52	-	323,263.76
340601	ASSETS REVENUE	-572227.28	572227.28	0,00	-	372,227.28
34060103	INVESTMENTS PROFIT	-572227.28	572227.28	0,00	-	372,227.28
3701010301	INVESTMENTS PROFIT	-572227.28	572227.28	0,00	-	372,227.28
340602	FIXED ASSETS EXPENSES	248963.52	0,00	-248963.52	-	248,963.52
34060201	INVESTMENT EXPENSES	248963.52	0,00	-248963.52	-	248,963.52
3702010401	INVESTMENT LOSS	248963.52	0,00	-248963.52	-	248,963.52
35	FINANCIAL INCOME	-44111.67	5956.56	-7539.48	-45694.59	1,582.92
3501	FINANCIAL EXPENSES	1212.56	0,00	0,00	1212.56	-
350103	VARIOUS FINANCIAL EXPENSES	1212.56	0,00	0,00	1212.56	-
35010301	VARIOUS FINANCIAL EXPENSES	1156.83	0,00	0,00	1156.83	-
3501030102	BANK FEES	77.5	0,00	0,00	77.5	-
3501030103	ARREARS INTERESTS	1074.26	0,00	0,00	1074.26	-
3501030130	OTHER FINANCIAL EXPENSES	5.07	0,00	0,00	5.07	-
35010302	TAXABLE FINANCIAL EXPENSES	55.73	0,00	0,00	55.73	-
3501030206	SELIC INTEREST - TAXABLE DEBTS	55.73	0,00	0,00	55.73	-
3503	MONETARY VARIATION	-45324.23	5956.56	-7539.48	-46907.15	1,582.92
350302	ACTIVE MONETARY VARIATION	-45324.23	5956.56	-7539.48	-46907.15	1,582.92
35030201	MONETARY VARIATION IN LOCAL FINANCIAL INVESTMENTS	-29763.6	5956.56	-7055.17	-30862.21	1,098.61
3503020101	MONETARY VARIATION IN LOCAL FINANCIAL INVESTMENTS	-29763.6	5956.56	-7055.17	-30862.21	1,098.61
35030203	MONETARY VARIATION OF CURRENT ACCOUNT. MUTUAL FUNDS AND BONDS	-11311.72	0,00	0,00	-11311.72	-
3503020302	ACTIVE MONETARY VARIATION WITH AFFILLIATED COMPANIES	-11311.72	0,00	0,00	-11311.72	-
35030204	VARIOUS ACTIVE MONETARY VARIATION	-4248.91	0,00	-484.31	-4733.22	484.32
3503020401	ACTIVE MONETARY VARIATION RECOVERABLE TAXES	-4248.91	0,00	-484.31	-4733.22	484.32
36	INCOME FROM EQUITY INTERESTS	-294533533.3	474798157.84	-5599283.59	174665340.95	469,198,874.25
3601	EQUITY INCOME	-294533533.3	474798157.84	-5599283.59	174665340.95	469,198,874.25
360101	EQUITY INCOME IN SUBSIDIARIES AND JOINTLY-OWNED SUBSIDIARIES	-294533533.3	474798157.84	-5599283.59	174665340.95	469,198,874.25
36010101	EQUITY INCOME IN SUBSIDIARIES AND JOINTLY-OWNED SUBSIDIARIES	-294533533.3	474798157.84	-5599283.59	174665340.95	469,198,874.25
3601010101	EQUITY INCOME IN SUBSIDIARIES AND JOINTLY-OWNED SUBSIDIARIES	-294533533.3	474798157.84	-5599283.59	174665340.95	469,198,874.25

Report RJ-0610/11-01 13

split up portion into PETROBRAS and merger of PETROQUISA into PETROBRAS, being, therefore, entitled to sign Protocols and Justifications, share assignment books, books of registry of shares, as well as to practice each and every acts that may deem necessary for the completion of the referred operation. This present power of attorney shall be valid until March 31, 2012, and issued under submission of minutes. I hereby certify that the costs of this act shall be collected by the Notary Office in accordance to the terms of decree 84/2010 of the Office of the Court Administrator of the State of Rio de Janeiro, as follows: fees BRL 11.28 (tab.7,2a); computing BRL 6.40 (tab.1,9); microfilming BRL 4.27 (tab.1,7); electronic recording BRL 3.20 (tab.1,10); report to the distributor BRL 4.91 (tab.7, note 14); Mutual, Acoterj and Anoreg BRL 9.63. Collection of the additional 20% in the amount of BRL 6.91 payable to FETJ and the additional of 5% instituted by Law 4664/2005, in the amount of BRL 1.50 payable to FUNDPERJ and the additional of 5% instituted by Supplementary Law 111/2006 in the amount of BRL 1.50 payable to FUNPERJ, Distribution and Certificates BRL 24.00. In witness whereof I certify to the truth that I drew up, verified, subscribed and certified this instrument, being dismissed the presence of witnesses, according to the provisions 92/84 of the Court Administration of the State of Rio de Janeiro. And, I (blank) MARIA DE LURDES DA SILVA MARQUES, Deputy Notary Office, drew up and read this present act and collected the respective signatures. And I (blank) LUIZ FERNANDO CARVALHO DE FARIA, Notary Public registered with IPERJ under no. 06/1774 verify it and subscribe.

Signed by JOSE SERGIO GABRIELLI DE AZEVEDO

EXTRAORDINARY GENERAL MEETING

PETROBRAS

PETROBRAS

SPECIAL MEETING OF STOCKHOLDERS

STATEMENT TO STOCKHOLDERS

ITEM II

ACQUISITION OF PETROBRAS QUÍMICA S.A. – PETROQUISA INTO PETROBRAS

Dear Stockholders,

The Board of Directors of Petróleo Brasileiro S.A. – PETROBRAS ("Company"), regarding the merger of PETROQUISA into PETROBRAS, item "II" in the Agenda of the referred to Special Meeting of Stockholders, , which will be held on January 27th, 2012, the Company's Board of Directors explains that:

PETROQUISA is a wholly owned subsidiary of PETROBRAS. Its merger into the Company is mainly designed to provide continuity to the simplification process of PETROBRAS's corporate structure and reorganization of its portfolio of petrochemical interests. Since the transaction will involve a consolidation into the Company of the interest held by PETROQUISA in companies that operate in the petrochemical sector, it will serve to reduce management costs, afford greater agility and alignment to business decisions, rationalize the Company's activities and simplify internal approval procedures in the reallocation of its investment resources.

Considering that the Company holds 100% (one hundred percent) of the shares representing the capital of PETROQUISA, the capital of PETROBRAS will not change, insofar as its financial statement already consolidates the accounting records of the company to be incorporated.

Therefore, the Board of Directors submits for the thorough examination and resolution of this Special Meeting of Stockholders, with assent from the Audit Committee, the proposal of (ii) merger of PETROQUISA into PETROBRAS, in the manner provided in the Protocol and Justification of the intended transaction, duly signed by the Company and of the other measures contained in the Agenda provided in the Notice of Meeting attachment III and Appraisal Reports for PETROQUISA attachment IV while Attachment V presents the information requested by CVM Instruction 481 (Attachment 21).

José Sergio Gabrielli de Azevedo
Petrobras CEO

92

DREEqCnt	DREEQCnt	SUBSIDIARIES	(138,155,641.00)
3501000001	3501000001	RELEVANT EQUITY INCOME-EMP	(138,155,641.00)
DREEcrag	DREEqCtg	AFFILIATED COMPANIES	(38269,936.00)
3501000005	3501000005	RELEVANT EQUITY INCOME-COLT	(55,268,936.00)
DREROP	DREROP	OPERATING REVENUES AND EXPENSES	(16,984,093.58)
DREM...	DREHono	MANAGEMENT COUNCIL FEES	(205,359.29)
3403200001	4301000001	EXCUTIVE MANAGEMENT FEES	(103,535.24)
3403200301	4301000002	BOARD OF DIRECTORS FEES	(83,104.24)
3403200001	4301011011	EXCUTIVE BONUSES	(22,634.01)
DREDGA	DREDGA	ADMINISTRATIVE AND GENERAL EXPENSES	(16,903,041.16)
* R E P....	DREPessoal	PERSONNEL	(6,690,157.00)
3403200003	4301000003	FISCAL COUNCIL FEES	(110,671.83)
3403200003	4302000001	SALARIES	(9,513,32338)
3103200003	4302000002	ADDITIONAL	(2,247,309.06)
3403200003	4302000003	BONUSES	(1,638,983.61)
3403200003	4302000004	OTHER EMPLOYEES ASSISTANCE	(47,508.56)
3403200003	4302000005	EXTRAORDINARY SERVICE	(27,089.72)
2903200003	4303000001	SOCIAL SECURITY AND WELFARE	(9,634,215.22)
3403200003	AjPHSRea	PENSION TRANSFER AND WELFARE	1,602,000.00
2903200003	4303000002	TIME GUARANTEE SERVICE FUNDS (FGTS)	(1,336,01687)
2903200003	AjBGTSRep	TRANSFER FGTS	253,000.00
2903200003	4303000003	13th SALARY	(15,991.72)
2903200003	4303000004	HOLIDAYS	(1,490,051.35)
2903200003	4303000006	SICKNESS ALLOWANCE	(233,318.30)
3403200003	4303000008	HOLIDAY BONUS	(1,317,160.90)
3403200003	4303000010	EDUCATION ALLOWANCE	(133,495.63)
2903200003	4303000015	PROVISIONS FOR HOLIDAYS, HOLIDAY BONUSES	315,450.00
2903200003	4303000016	PROVISIONS FOR 13th SALARY AND RELATED CHARGES	(380,152.46)
2903200003	4306000001	RECOVERY-STAFF GRANTED	18,316,003.00
3403200003	4304000009	RECOVERY OF OTHER EMPLOYEE EXPENSES	22,999.02
3403200003	AjBGTSRep	TRANSFER FGTS	(253,000.00)
3403200003	AjPHSRep	PENSION TRANSFER AND WELFARE	(1,602,000.00)
3403200003	4305000003	PERSONAL BUSINESS UNIT	(2,942,290.26)
3403200004	9506200007	EXTERNAL TRAINING ENROLMENT	(23,849.76)
DREPSPm	DREPSPre	PENSION PLAN	(1,967,242.50)
3406200003	4303000007	BENEFITS-ACTUARIAL PENSION PLAN COST	(1,166,225.58)
3403200003	4303000020	BENEFITS-ACTUARIAL COST-FE1110S 2	(801,016.92)
DREPSd	DREPSd	HEALTH PLAN	(1,687,633.90)
2903200003	4303000011	AS EMPLOYEES - SMALL RISK	(127,717.83)
3411500003	4303000012	MES EMPLOYEES-FUTURE RETIREES	(1,397,587.50)
2903200003	4303000019	AMS EMPLOYEES. LARGE RISK	(161,383.32)
3403200003	4303000018	PBM EMPLOYEES- SMALL RISK	(945.27)
DREServ	DRE_Serv	THIRD PARTY SERVICES	(1,884,931.24)
2903200003	4401000008	EXTERNAL AUDITORS	(445,240.03)
2903200003	4401000026	LEGAL SERVICES	(883,347.87)
2903200003	9401000028	OTHER CONSULTANTS	(287,096.24)
2903200003	4401000099	OTHER TECHNICAL SERVICES	(82,092.94)
2903200003	4403000002	TRANSPORTATION OF EMPLOYEES	(109,394.58)
2903000003	4403000005	BUILDING MAINTENANCE	(50,359.00)
3403200003	4403000013	INFORMATION RESOURCES	(17,860.00)
2903200003	4403000017	HOSPITAL, MEDICAL, DENTAL SERVICES	(23,319.27)
3403200003	4403000025	COPIES AND REPRODUCTION	(2,495.22)
3403200003	4403000099	OTHER GENERAL SERVICES	(5,816.26)
DREEnc	DREEnc	MISC. CHARGES	(4,738,679.72)
DREAlug	DREAlug	RATE AND RENTAL	(110,723.46)
3403200003	9502000001	RENTAL AND RATES OF BUILDINGS	(95,670.75)
3403200003	4502000008	OTHER RENTALS	(15,052.71)
DREViag	DREViag	TRAVEL AND ACCOMMODATIONS	(99,996.58)
2903200003	4505000001	DAILY TRAVEL ROUTES	(19,283.20)
2903200003	4505000002	COUNTRY FLIGHTS- TRAVEL	(45,724.75)
3403200003	9505000003	COUNTRY ACCOMMODATIONS-TRAVEL	(26,69028)
2903200003	4505000005	TRAVEL AND ACCOMMODATIONS	(8,293.27)
DRECBC	DRECBC	VOLUNTARY AND MANDATORY CONTRIBUTIONS	(312,988.93)
3403200003	4509000004	MANDATORY CONTRIBUTIONS	(2,425.40)
3403200003	9509000009	VOLUNTARY CONTRIBUTIONS	(310,563.53)
DREIom	DREIom	SUBSCRIPTION OF NEWSPAPER AND MAGAZINES	(1,744.22)
3403200003	4506200002	SUBSCRIPTION OF NEWSPAPER AND MAGAZINES	(1,744.22)
DREPubLeg	DREPubleg	LEGAL AND PUBLIC NOTICES	(480,316.92)
2903200003	9509000007	LEGAL AND PUBLIC NOTICES	(480,316.92)
DREContSind	DREContSind	UNION CONTRIBUTIONS	(38,372.51)
2903200003	4509000002	UNION CONTRIBUTIONS	(38,372.51)
DREDepre	DREDepre	DEPRECIATION AND AMORTIZATION	(28,379.63)
3403200003	4800000001	DEPRECIATION AND AMORTIZATION OF FIXED ASSETS	(28,379.63)
DREAlm	DREAlm	FOOD BENEFIT	(117,314.09)
3403200003	1903000001	FOOD BENEFIT	(117,319.09)
DREMat	DREMat	MATERIALS	(37,47939)
3403200003	4201000001	MATERIALS	(37,479.39)
DRETelef	DRETelef	TELEPHONE	(59,820.90)
2903200003	4501000002	TELECOMMUNICATIONS SERVICES	(59,820.90)
DREEnerg	DREEnerg	ELECTRICAL ENERGY	(54,958.40)
3403200003	9501000004	CONSUMPTION OF ELECTRICAL ENERGY	(59,958.16)
DREAgEsg	DREAgEsg	WATER AND SEWAGE	(14,927.25)
3403200003	4501000005	WATER AND SEWAGE	(14,927.25)
DRECompCst	DREEompCst	COST SHARING	(3,157,365.40)
2903200003	9509800001	COST SHARING WITH HOLDING	(3,157,365.90)
DREGADN	DREGerDiv	MISCELLANEOUS EXPENSES	(225,287.03)
3403200003	4501000001	POSTAL SERVICE	(832.96)
2903200003	9501000004	OTHER INSURANCE PREMIUMS	(48,996.41)
3403200003	9509000003	TRANSPORT	(2,717.28)
2903200003	9509000006	LITIGATION	(38,965.43)
3403200003	4509000011	OTHER LEGAL CHARGES	(21,134.01)
3403200003	4506100006	REPRESENTATIONS	(1,807.60)
3403200003	4506200099	OTHER GENERAL CHARGES	(111,313.83)
DREDT	DREDT	TAX EXPENSES	(161,028.58)
DREO.DT	DREOutDT	OTHER TAX EXPENSES	(161,028.58)
DREImpFed	DREImpFed	FEDERAL TAXES	(160,943.49)
3406201001	4601000002	FINANCIAL OPERATION TAXES	(131,908.76)
3406201001	4601000004	FEDERAL TAXES AND OTHER CHARGES	(31,000.00)
2906201001	9601000015	IOF-FOREIGN SHIPPING	(34.73)
DREImpEst	DREImpEst	STATE TAXES	(80.26)
2906201001	9601000005	STATE TAXES AND OTHER CHARGES	(80.26)
DREImpMun	DREImpMun	MUNICIPAL TAXES (IPM ITÃ‰UÃ)	(6.14)
3406201001	9601000006	MUNICIPAL TAXES AND FEES	(6.14)
DREORD	DREORD	OTHER INCOME AND EXPENSES	(9,696,013.24)
DREPetros	DREPetros	EXPENSES WITH PROVISIONS FOR PENSION PLAN	(2,024,500.07)

Account # Codes		Description	Accumulated September (R$)
Balance	Declined		
3402100010	3902100010	FINANCIAL EXPENSES-OBLIGATED INTEREST	(1696,36496)
3404200010	3909200310	MONETARY CORRECTIONS-OBLIGATIONS	(1,163,957.43)
3409700020	3[illegible]0070030	ACTUARIAL EXPENDITURES-PETROS 2 PLAN	(560,076.04)
DREAMB	DREAMB	EXPENSES WITH PROVISIONS FOR PENSION PLAN	(4,137,012.56)
3409700103	3909700103	AIRS OF RETIREES	(4,137,412.56)
DREDag	DREDag	EXPENSES WITH PROVISIONS FOR CONTINGENCIES	(522,313.61)
3409700008	3409700008	TRADING EXPENSES-PROVISIONS FOR CONTINGENCIES	(522,31361)
DREPLR	DREPLR	EXPENSES FOR PROVISIONS	(2,756,051.38)
3909700099	CLR	EXPENSES FOR PROVISIONS	(2,756,051.38)
DREREDO	DREREDO	RECOVERY OF OPERATIONAL EXPENSES	11932
3909600008	3409600008	RECOVERY OF OPERATIONAL EXPENSES	11932
DREDvd	DREDvd	DIVIDENDS VALUATED-COST TO REPLACE METHOD	524,335.75
3909600011	3409600011	DIVIDENDS FROM IRRELEVANT INVESTMENTS	524,335.75
DREORDO	DREORDO	OTHER INCOME AND EXPENSES	14,715.04
3409600099	3409600099	OTHER OPERATIONAL INCOME	3,58561
3909700099	3409700099	OTHER OPERATIONAL EXPENSES	(2,739,721.35)
3909700099	3909700099	[-] (EXPENSES WITH PROVISIONS FOR PLR	2,756,051.38
3409700111	3409700111	ROUNDING DIFFERENCE	(0.70)
DREL PAntRF	DREL PAntRF	INCOME (LOSS) BEFORE FINANCIAL RESULTS	(220,408,622.58)
DREIFL	DREIFL	RO FINANCIAL RESULTS	21,945,803.27
DREF	DREF	FINANCIAL INCOME	25,111,050.93
DREFS	DREFS	FINANCIAL INCOME-COMPANY SYSTEM	10,964,558.52
3403300001	3403300001	FINANCIAL INCOME-LOAN OPERATIONS	10,464,558.52
DREFTe	DREFtes	FINANCIAL INCOME FROM THIRD PARTIES	19,596,992.41
3403100004	3403100009	INCOME FROM BONDS AND SECURITIES	10,377,314.93
3403100005	3403100005	FINANCIAL INCOME RECEIVED FROM INTEREST ON ACCOUNTS RECEIVABLES	38,249.53
3403100017	3903100017	FINANCIAL INCOME-FIDC	9,208,075.08
3403300003	3403300003	FINANCIAL INCOME- ACCOUNTS	23,852.82
DREDF	DREDF	FINANCIAL EXPENSES	(113,590.20)
DREDFTe	DREDFTe	FINANCIAL EXPENSES RELATED TO THIRD PARTIES	(113,593.20)
3902100001	9701200001	FINES FROM OBLIGATIONS, TAX AND FEES	(48,549.75)
3402100001	4701200002	EXPENSES AND BANK COMMISSION	24.00
3402100001	4701200004	INTEREST ON OBLIGATIONS, TAXES AND FEES	(85.15)
3402101006	9701200011	QUALIFIED GRANTED DISCOUNTS	(2.95)
3402100001	9701200013	FINANCIAL EXPENSES-FIDC	(27.06)
3402100001	3402100001	FINANCIAL EXPENSES FROM THIRD PARTIES (EXCEPT 47012)	(64,06931)
DREVMC	DREVMC	MONETARY AND EXCHANGE RATE VARIATION	(3,053,557.40)
DREVMCA	DREVMCA	ASSET MONETARY AND EXCHANGE RATE VARIATION	788,058.41
DREVMA	DREVMA	ASSET MONETARY VARIATION	788,058.41
DREVMATe	DREVMATe	ASSET MONETARY VARIATION FROM THIRD PARTIES	788,058.51
3904100004	3909100004	THIRD PARTY MONETARY T. CORRECTIONS UPDATED	752,386.63
3904100006	3904100006	OTHER THIRD PARTY MONETARY TAX CORRECTIONS	25,711.81
DREVMCP	DREVMCP	MONETARY VARIATION AND EXCHANGE RATE LIABILITY	(3,841,655.87)
DREVMP	DREVMP	MONETARY VARIATION LIABILITY	(3,929,730.83)
DREVMPES	DREVMPES	MONETARY VARIATION LIABILITY WITH THE COMPANY SYSTEM	(3,929,730.83)
3404600001	3909600001	MONETARY VARIATION LIABILITY CORRECTIONS-COMPANY SYSTEM	(3,929,73083)
DREVCP	DREVCP	LIABILITY EXCHANGE RATE	88,074.96
DREVCPTe	DREVCPTe	LIABILITY EXCHANGE RATE VARIATION WITH THIRD PARTIES	88,074.96
3404200002	3909200002	VARIATION IN SUPPLIERS EXCHANGE RATE	125.49
3909200003	3904200003	VARIATION FOREIGN EXCHANGE RATE- FINANCING SUPPLIERS	88,810.02
3404200019	3404200014	VARIATION IN FOREIGN EXCHANGE RATE	138.95
DREIPO	DREIPO	OPERATION INCOME (LOSS)	(198,562,81901)
DREIRCS	DREIRCS	INCOME TAX AND SOCIAL CONTRIBUTIONS	(104,52765)
DREIRCSDIF	DREIRCSDIF	DEFERRED INCOME TAX/SOCIAL CONTRIBUTIONS	(104,527.65)
DREIRDIF	DREIRDIF	DEFERRED INCOME T.	(76,858.70)
3801000002	3801000002	DEFERRED INCOME T. FOR THE PERIOD	(76,858.70)
DRECSDIF	DRECSDIF	DEFERRED SOCIAL CONTRIBUTIONS	(27,669.15)
3801000004	3801000004	DEFERRED SOCIAL CONTRIBUTIONS-LAW 7689/88	(27,669.15)
DREL PE	DREL PE	INCOME (LOSS) FOR THE PERIOD	(198,567,297.16)

Report RJ-0544/11-01 13

EXTRAORDINARY GENERAL MEETING

PETROBRAS

APPENDIX V –

Appendix V – (CVM Instruction No. 481- Annex 21)

128

# Annex 21

**1. List the appraisers recommended by the manager**

APSIS CONSULTORIA E AVALIAÇÕES Ltda, hereinafter referred to as APSIS, was designated to check the value of the net assets of PETROQUISA, to be absorbed by PETROBRAS

**2. Describe the qualification of recommended appraisers**

APSIS, since it is a consulting firm, registered before CRC under No. CRC/RJ-005112/O-9, is qualified to issue an appraisal report at book value according the rules in force. This report satisfies the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different agencies, such as: Ministry of Finance, the Central Bank of Brazil, Banco do Brasil, CVM – Securities and Exchange Commission, SUSEP – Private Insurance Supervisory Board, RIR – Income Tax Regulation etc.

APSIS has already performed similar services to Petrobras.

**3. Provide copies of the work offers and compensation of recommended appraisers**

See below

**4. Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the company, such as defined by the accounting rules providing for such matter**

The advisors are not interested, directly or indirectly, in the companies involved or in the transaction, and there is no other relevant circumstance that may be regarded as conflict of interests.

129

APSIS Logo

www.apsis.com.br

Proposal RJ - 0544/11 B

Rio de Janeiro, 29th September 2011

Braskem S/A

São Paulo - SP

Att: Patricia Sampaio Nunes

Dear Patricia,

Following your request, please find enclosed our patrimonial consulting services proposal.

APSIS

Apsis provides consulting services to the biggest and better companies in Brazil, Latin America, and Europe, for over thirty years. It works on companies' branding and other intangible assets' valuation and it also provides the services as follows: assets equity valuation, real estate business and consulting, fixed assets management and corporate sustainability. Our experienced team is highly skilled and up to date with the market changes.

We follow the international standards of ASA - American Society of Appraisers (Washington, DC), by USPAP - Uniform Standards of Professional Appraisal Practice - rules, as well as ethical standards. We are IBAPE - Brazilian Institute for Engineering Valuation and Expertise - members, a body of engineers, architects and skilled companies on the valuation and expertise fields, which rules were written according to the basic principles of the international rules of IVSC - International Valuation Standards Committee - and UPAV - Pan-American Union of Valuation Associations, International committee of valuation rules of IVSC, integrated by Brazilian Institutions of the American continent which work on the procedure valuation usually adopted in Brazil.

Adoption of Law No. 11.638/07 and IFRS International Rules

Due to APSIS international expertise and exchange in the consulting market, the company has been valuating the Brazilian companies, providing expert services in projects related to the convergence process of international accounting ruled by Law

No. 11.638, by CPC pronouncement, IFRS - International Financial Reporting Standards - and IAS International Rules, SIC and IFRIC Technical Interpretations. We provide services for the purposes as follows:

- Impairment test - Impairment of Assets (CPC 01, IAS 36)
- Valuation of Intangible Assets (CPC 04, IAS 38)
- Leasing - Market Lending Operations (CPC 06, IAS 17)
- PPA (Purchase Price Allocation)
- Business Arrangements - Intangible Assets and Goodwill (CPC 15, IFRS 3)
- Fixed Assets: economic life and residual value (CPC 27, IAS 16)
- Investment property (CPC 28, IAS 40)
- Biological Assets Valuation (IAS 41)
- Valuation of Mineral Resources (IFRS 6)

Companies Valuation

- Adoption of the Accounting International Rules (Law No. 11.638/07, IFRS, SFAS)
- Valuation for the Purchase Price Allocation
- Goodwill Grounding (Federal Revenue Regulation, Law No. 11.638/07 and CPC 15)
- Mergers and Acquisitions (M&A)
- Corporate restructuring (Law regarding Liability Companies)
- Allocation of Intangible Assets Value (FASB No. 141 and 142)
- Financial economic feasibility study
- Mapping and valuation of liabilities to Due Diligence

Valuation of Branding and other Intangible Assets

- Adoption of the Accounting International Rules (Law No. 11.638/07, IFRS, SFAS)
- Valuation for the Purchase Price Allocation
- Goodwill Grounding (Federal Revenue Regulation, Law No. 11.638/07 and CPC 15)
- Valuation of intangible Assets (CPC 04, IAS 38)
- Business Arrangements - Intangible Assets and Goodwill (CPC 15, IFRS 3)
- Allocation of Intangible Assets Value (FASB No. 141 and 142)

Real Estate Business

- Real estate Valuation and market research
- Rental renegotiation
- Tenant Representation
- Built-to-suit
- Sale and Leaseback
- Building Feasibility Studies
- SOFTWARE ARGUS VALUATION
- Investment Property and Valuation (CPC 28, IAS 40)
- Mineral Resources Valuation (IFRS 6)

Apsis

Main Clients

A!BODYTECH
AÇÚCAR GUARANI (TEREOS FRANÇA)
ADVENT INTERNATIONAL
ALL - AMÉRICA LATINA LOGÍSTICA
ALIANSCE SHOPPING CENTERS
ANDRADE GUTIERREZ
ANGRA PARTNERS
ANHANGUERA EDUCACIONAL PARTICIPAÇÕES
AMBEV
ARCELOR MITTAL
AXXON GROUP
AYESA PROJETOS BRASIL (ESPANHA)
B2W - AMERICANAS.COM, SUBMARINO, SHOPTIME
BANCO BRADESCO
BANCO DO BRASIL
BANCO ITAÚ
BANCO PROSPER
BANCO SANTANDER
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BHP BILLITON METAIS
BMA - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BMF BOVESPA
BNDES
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BRASFELS
BRASIL FOODS (SADIA, PERDIGÃO)
BRASKEM
BR MALLS
BR PROPERTIES
BROOKFIELD INCOPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMIL ALIMENTOS
CARLYLE BRASIL
CASA & VIDEO
CASTRO BARROS SOBRAL GOMES ADVOGADOS
CAMARGO CORREA
CARREFOUR
CEG
CIELO
CLARO
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CORSAN
COSAN
CREDICARD
CSM - CITTADINO SOARES MOTTA
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CYRELA BRASIL REALTY
EBX - LLX LOGÍSTICA
EDP - ENERGIAS DO BRASIL
ELETROBRÁS
EMBRATEL
ENERGISA
ENDURANCE PARTNERS
ERNEST & YOUNG
ESSO - EXXON MOBIL
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FRESH START BAKERIES (EUA)
FURNAS CENTRAIS ELÉTRICAS
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HSBC BANK BRASIL
HYPERMARCAS
IBMEC EDUCACIONAL
IMC DO BRASIL
INTELIG TELECOM
IOCHPE MAXION
JBS
KRAFT FOODS
LAEP BRASIL CONSULTORIA
LAFARGE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS RENNER
LORINVEST (LORENTZEN)
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MICHELIN
MITSUBISHI
MPX ENERGIA
MULTIPLAN
NESTLÉ
OI TELEMAR
OWENS ILINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PETROBRÁS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX)
PREVI
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REDE RECORD
REPSOL YPF
REXAM
RICHARDS (CIA DAS MARCAS)
RIO BRAVO
ROTSCHILD & SONS
SHV GÁS BRASIL
SOUZA, CESCON ADVOGADOS
TAURUS
TIM BRASIL
TOTVS
T4F
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR PARTICIPAÇÕES
VALE
VEIRANO ADVOGADOS
VIVO
VOTORANTIM
WHEATON DO BRASIL
WHITE MARTINS
XAVIER, BERNARDES, BRAGANÇA ADVOGADOS

1. Project Scope

To determine the accounting net equity value of BTK INVESTIMENTOS PETROQUÍMOCOS S/A - in accordance with the Law No. 6.404/76 - in order to respond to the group's corporation restructuring.

The documents needed for the execution of the work are, as follows:

- By-laws
- Accounting Statements of the companies involved (at the base-date), including cents;
- Protocol and Minutes of the company acts, if available.
- Organizational chart of the company; and
- Audit Report, if available.

2. Methodology

Despite considerable differences regarding valuation methodologies, all of them have the same principle: replacement, which foresees that no investor shall pay a higher value for an asset than the one he/she would pay for another replacing and correspondent asset.

Assets approach - includes the methodologies of accounting patrimony. Examination of support documents aiming at checking the writing and whether it is in accordance with the legal provisions and regulations, rules and by-laws governing the subject, following the "Commonly Accepted Accountability Principles and Conventions".

3. Work Schedule

We estimate a 20 (twenty) days deadline maximum - following the acceptance of the proposal herein, the down payment, and the delivery, to us, of the documents needed - for the execution of the services.

4. Fees

The professional fees for the execution of services including all contributions (taxes, charges, fees, tax contributions and levies) correspond to R$ 35.000,00 (Thirty five million Brazilian Real) and shall be paid, as follows:

- 50% (fifty per cent) of the total amount, following the acceptance of the proposal herein
- 30% (thirty per cent) of the total amount, following the delivery of the work's minute; and
- 20% (twenty per cent) of the total amount, following the delivery of the final copies of the work.

§ 1st Invoice due date

Invoice due date shall be within 05 days, following invoice receipt. Following the due date, a 1% (one per cent) interest rate shall be charged a month over the net amount on the invoice, plus a 2% fine over the invoice amount, due to the default.

§ 2nd Work Starting

Service shall be started following the down payment.

5. Proposal Validity

The proposal herein shall be valid for 30 (thirty) days, following its presentation date.

6. Service Delivery

The client shall get a technical report minute and may - within 20 days from the receipt date - ask for changes to be made. By the end of the above-mentioned deadline, the work shall be considered concluded.

The final technical report shall be a digital one (PDF file), digitally certified and shall be available at the client's exclusive area, in our website, for 90 (ninety) days.

In case the client asks, APSIS will provide, at no cost if asked within 5 (five) working days maximum, the printed original document.

Digital Certificate: is a legally valid electronic document proving the ID of someone, of a company, or of a website, in order to ensure the online transactions and the electronic exchange of documents, message and data. Several economic segments use it in their activity. They use technology, which certifies the authenticity of the senders and receivers of electronic documents, ensuring its privacy and that it will not be breached.

A safe electronic document allows the user to communicate and sign documents faster, secretly and legally valid.

7. General Conditions

- APSIS is responsible for the secrecy of the classified information to be acknowledged when providing the services. For the purpose of the proposal herein, classified information is any information APSIS shall have access in order to provide the service, directly or indirectly. Classified information include any client's verbal, written, recorded and computerized or disclosed information, or obtained in observations, interviews or analysis, including, properly and without limitations, any compositions, machines, equipment, records, reports, drafts, patent use and documents, as well as any data, lists, tangible and intangible acquisitions of any nature.
- When receiving the technical report minute, the client shall - within 20 days - make any questions he likes and approve the minute for the final technical report to be issued. Following the above-mentioned deadline and no word from the client, APSIS shall consider its work finished and shall be authorized to issue the final technical report and the invoice of the fees to be paid.
- APSIS considers its work to be concluded - and the final payments to be made - as soon as the technical report is delivered.
- Basic parameters regarding the service scope shall be defined immediately after the acceptance of the proposal herein, in order for the works to be executed could be planned.
- APSIS services guarantee is limitless. The company commits to change the executed services, at no additional cost, within 30 days following the delivery of the final reports.
- This work's scope shall not include auditing to the financial statements or review of work executed by its auditors.
- In case the client decides to terminate the proposal herein, any payment made shall not be given back by APSIS, failure to prove APSIS default in any relevant professional procedure relevant to the services to be provided in compliance with the proposal herein.
- Travel and hosting expenses outside the metropolitan areas of Rio de Janeiro and São Paulo, if needed, for the execution of services are not included in the PROPOSAL/AGREEMENT herein and shall be charged separately, following the client's approval. In case APSIS is held accountable for such provisions, the above-mentioned expenses shall be charged by debit note, with receipts, which shall be tax-free as they are not the object of the agreement herein.

8. This Proposal's Acceptance and Agreement

Following the acceptance of the proposal, it shall be subscribed by the legal representative of the requesting company and given back to the hired company, certified signatures, together with all documents needed for the work to be executed. Following its receipt, together with all necessary documents and down payment, the deadline foreseen in **PROVISION THREE** herein shall be enforced.

When the proposal herein is given back to the hired company, the proposal becomes an agreement, following the provisions set forth in civil legislation, in force.

9. Court of Jurisdiction

All disputes which may arise from the execution of the Proposal/Agreement herein - as well any cases not foreseen herein - shall fall under the jurisdiction of the City of Rio de Janeiro/Capital of State, excluding any other, regardless its advantageous conditions.

In witness whereof, the legal representatives of the companies have signed the Proposal herein, which is immediately converted into a service providing agreement, with 08 pages, in 02 copies.

Looking forward to hearing from you,

Yours sincerely,

(An unreadable signature)	(An unreadable signature)
Ana Cristina França de Souza	Luiz Paulo César Silveira
Partner-Director	Director

Accepted:

Rio de Janeiro, 2011.

Legal representative

Position:

Corporate Id:

Witness 1	Witness 2
TIF:	TIF:

APSIS Logo

www.apsis.com.br

Proposal RJ - 05%/11 B

Rio de Janeiro, October 11, 2011

PETRÓLEO BRASILEIRO S/A

Rio de Janeiro - RJ

Att: Claudio Fontes Nunes

Dear Cláudio,

Following your request, please find enclosed our patrimonial consulting services proposal.

APSIS

Apsis provides consulting services to the biggest and better companies in Brazil, Latin America, and Europe, for over thirty years. It works on companies', branding and other intangible assets' valuation and it also provides the services as follows: assets equity valuation, real estate business and consulting, fixed assets management and corporate sustainability. Our experienced team is highly skilled and up to date with the market changes.

We follow the international standards of ASA - American Society of Appraisers (Washington, DC), by USPAP - Uniform Standards of Professional Appraisal Practice - rules, as well as ethical standards. We are IBAPE - Brazilian Institute for Engineering Valuation and Expertise - members, a body of engineers, architects and skilled companies on the valuation and expertise fields, which rules were written according to the basic principles of the international rules of IVSC - International Valuation Standards Committee - and UPAV - Pan-American Union of Valuation Associations, International committee of valuation rules of IVSC, integrated by Brazilian Institutions of the American continent which work on the procedure valuation usually adopted in Brazil.

Adoption of Law No. 11.638/07 and IFRS International Rules

Apsis

Due to APSIS international expertise and exchange in the consulting market, the company has been valuating the Brazilian companies, providing expert services in projects related to the convergence process of international accounting ruled by Law No. 11.638, by CPC pronouncement, IFRS - International Financial Reporting Standards - and IAS International Rules, SIC and IFRIC Technical Interpretations. We provide services for the purposes as follows:

- Impairment test - Impairment of Assets (CPC 01, IAS 36)
- Valuation of Intangible Assets (CPC 04, IAS 38)
- Leasing - Market Lending Operations (CPC 06, IAS 17)
- PPA (Purchase Price Allocation)
- Business Arrangements - Intangible Assets and Goodwill (CPC 15, IFRS 3)
- Fixed Assets: economic life and residual value (CPC 27, IAS 16)
- Investment property (CPC 28, IAS 40)
- Biological Assets Valuation (IAS 41)
- Valuation of Mineral Resources (IFRS 6)

Companies Valuation

- Adoption of the Accounting International Rules (Law No. 11.638/07, IFRS, SFAS)
- Valuation for the Purchase Price Allocation
- Goodwill Grounding (Federal Revenue Regulation, Law No. 11.638/07 and CPC 15)
- Mergers and Acquisitions (M&A)
- Corporate restructuring (Law regarding Liability Companies)
- Allocation of Intangible Assets Value (FASB No. 141 and 142)
- Financial economic feasibility study
- Mapping and valuation of liabilities to Due Diligence

Valuation of Branding and other Intangible Assets

- Adoption of the Accounting International Rules (Law No. 11.638/07, IFRS, SFAS)
- Valuation for the Purchase Price Allocation
- Goodwill Grounding (Federal Revenue Regulation, Law No. 11.638/07 and CPC 15)
- Valuation of intangible Assets (CPC 04, IAS 38)
- Business Arrangements - Intangible Assets and Goodwill (CPC 15, IFRS 3)
- Allocation of Intangible Assets Value (FASB No. 141 and 142)

Real Estate Business

- Real estate Valuation and market research
- Rental renegotiation
- Tenant Representation
- Built-to-suit
- Sale and Leaseback
- Building Feasibility Studies
- SOFTWARE ARGUS VALUATION
- Investment Property and Valuation (CPC 28, IAS 40)

Main Clients

A!BODYTECH
AÇÚCAR GUARANI (TEREOS FRANÇA)
ADVENT INTERNATIONAL
ALL - AMÉRICA LATINA LOGÍSTICA
ALIANSCE SHOPPING CENTERS
ANDRADE GUTIERREZ
ANGRA PARTNERS
ANHANGUERA EDUCACIONAL PARTICIPAÇÕES
AMBEV
ARCELOR MITTAL
AXXON GROUP
AYESA PROJETOS BRASIL (ESPANHA)
B2W - AMERICANAS.COM, SUBMARINO, SHOPTIME
BANCO BRADESCO
BANCO DO BRASIL
BANCO ITAÚ
BANCO PROSPER
BANCO SANTANDER
BANK OF AMERICA MERRILL LYNCH
BHG - BRAZIL HOSPITALITY GROUP
BHP BILLITON METAIS
BMA - BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
BMF BOVESPA
BNDES
BORIS LERNER, FRAZÃO, GARCIA, MALVAR E CONSULTORES
BRASFELS
BRASIL FOODS (SADIA, PERDIGÃO)
BRASKEM
BR MALLS
BR PROPERTIES
BROOKFIELD INCOPORAÇÕES (BRASCAN)
BTG PACTUAL
BUNGE FERTILIZANTES
CAMIL ALIMENTOS
CARLYLE BRASIL
CASA & VIDEO
CASTRO BARROS SOBRAL GOMES ADVOGADOS
CAMARGO CORREA
CARREFOUR
CEG
CIELO
CLARO
COCA-COLA
COMITÊ OLÍMPICO BRASILEIRO - COB
CONTAX
CORSAN
COSAN
CREDICARD
CSM - CITTADINO SOARES MOTTA
CSN - COMPANHIA SIDERÚRGICA NACIONAL
CYRELA BRASIL REALTY
EBX - LLX LOGÍSTICA
EDP - ENERGIAS DO BRASIL
ELETROBRÁS
EMBRATEL
ENERGISA
ENDURANCE PARTNERS
ERNEST & YOUNG
ESSO - EXXON MOBIL
ESTÁCIO PARTICIPAÇÕES
ESTALEIRO ALIANÇA
ETERNIT
FEMSA BRASIL
FGV - FUNDAÇÃO GETÚLIO VARGAS
FRESH START BAKERIES (EUA)
FURNAS CENTRAIS ELÉTRICAS
GAFISA
GENERAL ELETRIC DO BRASIL (GE)
GERDAU
GOUVÊA VIEIRA ADVOGADOS
GP INVESTIMENTOS
HSBC BANK BRASIL
HYPERMARCAS
IBMEC EDUCACIONAL
IMC DO BRASIL
INTELIG TELECOM
IOCHPE MAXION
JBS
KRAFT FOODS
LAEP BRASIL CONSULTORIA
LAFARGE
LIGHT
LIQUIGÁS
LOBO & IBEAS ADVOGADOS
LOJAS RENNER
LORINVEST (LORENTZEN)
MAGNESITA
MARFRIG
MATTOS FILHO ADVOGADOS
MICHELIN
MITSUBISHI
MPX ENERGIA
MULTIPLAN
NESTLÉ
OI TELEMAR
OWENS ILINOIS AMERICA LATINA
PÁTRIA INVESTIMENTOS
PETROBRÁS
PINHEIRO NETO ADVOGADOS
PONTO FRIO (GLOBEX)
PREVI
PROCTER & GAMBLE
PSA PEUGEOT CITROEN
QUATTOR
REDE RECORD
REPSOL YPF
REXAM
RICHARDS (CIA DAS MARCAS)
RIO BRAVO
ROTSCHILD & SONS
SHV GÁS BRASIL
SOUZA, CESCON ADVOGADOS
TAURUS
TIM BRASIL
TOTVS
T4F
TRENCH, ROSSI E WATANABE ADVOGADOS
ULHÔA CANTO, REZENDE E GUERRA ADVOGADOS
ULTRAPAR PARTICIPAÇÕES
VALE
VEIRANO ADVOGADOS
VIVO
VOTORANTIM
WHEATON DO BRASIL
WHITE MARTINS
XAVIER, BERNARDES, BRAGANÇA ADVOGADOS

1. Project Scope

To determine the accounting net equity value of BTK INVESTIMENTOS PETROQUÍMOCOS S/A - in accordance with the Law No. 6.404/76 - in order to respond to the group's corporation restructuring.

The documents needed for the execution of the work are, as follows:

- By-laws
- Accounting Statements of the companies involved (at the base-date), including cents;
- Protocol and Minutes of the company acts, if available.
- Organizational chart of the company; and
- Audit Report, if available.

2. Methodology

Despite considerable differences regarding valuation methodologies, all of them have the same principle: replacement, which foresees that no investor shall pay a higher value for an asset than the one he/she would pay for another replacing and correspondent asset.

Assets approach - includes the methodologies of accounting patrimony. Examination of support documents aiming at checking the writing and whether it is in accordance with the legal provisions and regulations, rules and by-laws governing the subject, following the "Commonly Accepted Accountability Principles and Conventions".

3. Work Schedule

We estimate a 20 (twenty) days deadline maximum - following the acceptance of the proposal herein, the down payment, and the delivery, to us, of the documents needed - for the execution of the services.

4. Fees

The professional fees for the execution of services including all contributions (taxes, charges, fees, tax contributions and levies) correspond to R$ 35.000,00 (Thirty five million Brazilian Real) and shall be paid, as follows:

- 50% (fifty per cent) of the total amount, following the acceptance of the proposal herein
- 30% (thirty per cent) of the total amount, following the delivery of the work's minute; and
- 20% (twenty per cent) of the total amount, following the delivery of the final copies of the work.

§ 1st Invoice due date

Invoice due date shall be within 05 days, following invoice receipt. Following the due date, a 1% (one per cent) interest rate shall be charged a month over the net amount on the invoice, plus a 2% fine over the invoice amount, due to the default.

§ 2nd Work Starting

Service shall be started following the down payment.

5. Proposal Validity

The proposal herein shall be valid for 30 (thirty) days, following its presentation date.

6. Service Delivery

The client shall get a technical report minute and may - within 20 days from the receipt date - ask for changes to be made. By the end of the above-mentioned deadline, the work shall be considered concluded.

The final technical report shall be a digital one (PDF file), digitally certified and shall be available at the client's exclusive area, in our website, for 90 (ninety) days.

In case the client asks, APSIS will provide, at no cost if asked within 5 (five) working days maximum, the printed original document.

Digital Certificate: is a legally valid electronic document proving the ID of someone, of a company, or of a website, in order to ensure the online transactions and the electronic exchange of documents, message and data. Several economic segments use it in their activity. They use technology, which certifies the authenticity of the senders and receivers of electronic documents, ensuring its privacy and that it will not be breached.

A safe electronic document allows the user to communicate and sign documents faster, secretly and legally valid.

7. General Conditions

- APSIS is responsible for the secrecy of the classified information to be acknowledged when providing the services. For the purpose of the proposal herein, classified information is any information APSIS shall have access in order to provide the service, directly or indirectly. Classified information include any client's verbal, written, recorded and computerized or disclosed information, or obtained in observations, interviews or analysis, including, properly and without limitations, any compositions, machines, equipment, records, reports, drafts, patent use and documents, as well as any data, lists, tangible and intangible acquisitions of any nature.
- When receiving the technical report minute, the client shall - within 20 days - make any questions he likes and approve the minute for the final technical report to be issued. Following the above-mentioned deadline and no word from the client, APSIS shall consider its work finished and shall be authorized to issue the final technical report and the invoice of the fees to be paid.
- APSIS considers its work to be concluded - and the final payments to be made - as soon as the technical report is delivered.
- Basic parameters regarding the service scope shall be defined immediately after the acceptance of the proposal herein, in order for the works to be executed could be planned.
- APSIS services guarantee is limitless. The company commits to change the executed services, at no additional cost, within 30 days following the delivery of the final reports.
- This work's scope shall not include auditing to the financial statements or review of work executed by its auditors.
- In case the client decides to terminate the proposal herein, any payment made shall not be given back by APSIS, failure to prove APSIS default in any relevant professional procedure relevant to the services to be provided in compliance with the proposal herein.
- Travel and hosting expenses outside the metropolitan areas of Rio de Janeiro and São Paulo, if needed, for the execution of services are not included in the PROPOSAL/AGREEMENT herein and shall be charged separately, following the client's approval. In case APSIS is held accountable for such provisions, the above-mentioned expenses shall be charged by debit note, with receipts, which shall be tax-free as they are not the object of the agreement herein.

8. This Proposal's Acceptance and Agreement

Following the acceptance of the proposal, it shall be subscribed by the legal representative of the requesting company and given back to the hired company, certified signatures, together with all documents needed for the work to be executed. Following its receipt, together with all necessary documents and down payment, the deadline foreseen in **PROVISION THREE** herein shall be enforced.

When the proposal herein is given back to the hired company, the proposal becomes an agreement, following the provisions set forth in civil legislation, in force.

9. Court of Jurisdiction

All disputes which may arise from the execution of the Proposal/Agreement herein - as well any cases not foreseen herein - shall fall under the jurisdiction of the City of Rio de Janeiro/Capital of State, excluding any other, regardless its advantageous conditions.

In witness whereof, the legal representatives of the companies have signed the Proposal herein, which is immediately converted into a service providing agreement, with 08 pages, in 02 copies.

Looking forward to hearing from you,

Yours sincerely,

(An unreadable signature)

Ana Cristina França de Souza

Partner-Director

(An unreadable signature)

Luiz Paulo César Silveira

Director

Accepted:

Rio de Janeiro, October 19, 2011.

Legal representative

Position:

Corporate Id:

Witness 1

TIF: 664759707-78

Witness 2

TIF:

RIO DE JANEIRO - RJ
Rua da Assembleia, 35/12º andar
Centro, CEP: 20011-001
Tel.: + 55 21 2212-6850 Fax: + 55 21 2212-6851
SÃO PAULO - SP
Av. Angélica, 2503 - Conj. 42
Consolação, CEP: 01227-200
Tel.: + 55 11 3666-8448 Fax: + 55 11 3662-5722

COMMERCIAL PROPOSAL

RJ-0557/11 B

ATTACHMENT 1

- PETROQUISA By-laws on base-date
- PETROQUISA Accounting Statement (at the base-date), including cents;
- Protocol and Minutes of the company acts, if available;
- Audit Report, if available;
- PETROQUISA subsidiaries and associated companies and Accounting Statement, at the base-date:

Fábrica Carioca de Catalisadores S/A - FCCSA

Metanor S/A - Metanol do Nordeste

Petrocoque S/A - Indústria e Comércio

Cia. Petroquímica de Pernambuco - Petroquímica Suape

Cia. Integrada Têxtil de Pernambuco - Citepe

Coquepar - Cia. de Coque Calcinado de Petróleo

Braskem S/A *

BRK Investimentos Petroquímicos S/A *

Deten Química S/A

Nitroclor - Produtos Químicos Ltda.

**Such accounting statements shall be made available directly by Braskem S/A and BRK Investimentos Petroquímicos S/A, to be considered work to be provided by APSIS to these companies.*

In case PETROQUISA subsidiaries and associated companies - at base-date - are missing, their statements shall also be presented for the execution of the technical report.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: December 30, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
  All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.